EXHIBIT 21

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	State of Incorporation	Ownership
Bank of Astoria	Oregon	100%
Columbia State Bank	Washington	100%
Columbia (WA) Statutory Trust	Washington	100%
Town Center Bancorp Statutory Trust	Delaware	100%